Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES PLAZA CENTERS SELLS
50% STAKE IN LUBLIN PLAZA, POLAND, TO KLEPIERRE

Tel-Aviv, Israel, July 30, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza”), a leading Central and Eastern European (“CEE”) and in India emerging markets property developer, announced today that that it has formally completed the sale of its 50% stake in the Lublin Plaza Shopping and Entertainment centre in Poland to Klépierre SA (“Klépierre”), a leading French property group.

Plaza developed the Lublin Plaza project together with a 50% joint venture party, while the active management was handled solely by Plaza. Both parties agreed to sell their holdings to Klépierre.

The market value of the shopping centre, which was 100% let to international and local tenants on its opening to the public in June 2007, now totals approximately €78 million (on a 100% basis), compared to the estimated value of approximately €62 million at the time of Plaza’s Admission Documents.

Lublin Plaza is located in the heart of Lublin and comprises 26,000 sq m of gross lettable area, with adjacent parking facilities for 690 vehicles.  Lublin Plaza is the first shopping centre in Lublin to combine shopping with entertainment facilities.

In addition, Plaza is pleased to confirm that, further to its announcement to it’s shareholders on May 8, 2007, all the outstanding conditions relating to the sale of the Rybnik Plaza and Sosnowiec Plaza Shopping and Entertainment centres in Poland to Klépierre have been fulfilled.  On completion and upon sale, the combined market value of the Rybnik Plaza and Sosnowiec Plaza properties totaled €90.1 million an increase of €18.6 million on the estimated value at Plaza’s Admission Document.

Plaza intends to publish its forthcoming interim accounts on August 30, 2007 and will also report an updated Net Asset Value statement as at June 30, 2007.

Mr. Shimon Yizhaki, President, commented: “This transaction consummates a transfer and handover of three shopping centers, to Klépierre in Poland, all in accordance with an agreement signed two years ago. All of three shopping centers were transferred with 100% occupation, demonstrating Plaza Centers strength in emerging markets nations and the recognition of both tenants and anchors in Plaza Centers expertise and track record as a leading property developer.

About Elbit Medical Imaging Ltd.
EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Long-term leases of real estate property; (iv) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (v) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com